FILED PURSUANT TO RULE 424(B)(5)
REGISTRATION NO:333-165056

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 13, 2012.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated February 24, 2010)

            Shares

Regions Financial Corporation

Common Stock

We are offering             shares of our common stock, par value $0.01 per share (“Common Stock”). The Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “RF”. On March 13, 2012, the last reported sale price of our Common Stock on the NYSE was $5.78 per share.

The net proceeds of this offering, together with the net proceeds from the pending sale of Morgan Keegan & Company, Inc. and related affiliates (“Morgan Keegan”) and other available funds, will be, subject to consultation with our banking regulators and the approval of the U.S. Department of the Treasury (the “Treasury Department”), used to repurchase all of our outstanding Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) issued to the Treasury Department under the Capital Purchase Program (the “CPP”). See “Use of Proceeds.” The consummation of this offering is not conditioned upon the repurchase of the Series A Preferred Stock or the consummation of the Morgan Keegan transaction.

Our Common Stock is not a savings account, deposit or other obligation of any of our bank or non-bank subsidiaries and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement to read about factors you should consider before buying Common Stock.

Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and/or commissions	$	$

Proceeds to Regions Financial Corporation (before expenses)	$	$

The underwriters expect to deliver the Common Stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about                     , 2012.

Joint Book-Running Managers

Goldman, Sachs & Co.	J.P. Morgan
Global Coordinator	Capital Advisor

Barclays Capital	Deutsche Bank Securities

Lead Manager

Morgan Keegan & Company, Inc.

Prospectus Supplement dated March     , 2012

Prospectus Supplement

Prospectus

About This Prospectus	1

Where You Can Find More Information	1

The Company	3

Consolidating Earnings Ratios	3

Use of Proceeds	3

Validity of the Securities	4

Experts	4

You may rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Neither we nor any underwriter has authorized anyone to provide any other information. When you make a decision about whether to invest in the Common Stock, you should not rely upon any information other than the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. You should assume that information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. This prospectus supplement and the accompanying prospectus are not an offer to sell or solicitation of an offer to buy shares of the Common Stock in any circumstances under which the offer or solicitation is unlawful.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the heading “Where You Can Find More Information”.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement to “we,” “us,” “our” or similar references mean Regions Financial Corporation and not to its subsidiaries and references to “Regions” mean Regions Financial Corporation and its subsidiaries.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. This prospectus supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this prospectus supplement and in the documents referred to in this prospectus supplement and which are made available to the public. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or “SEC”. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov and on the investor relations page of our website at www.regions.com. (Except for SEC filings incorporated by reference in this prospectus supplement and the accompanying prospectus, none of the information on or that can be accessed through our website is part of this prospectus supplement or the accompanying prospectus.) You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call 212-656-5060.

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and information that we subsequently file with the SEC will automatically update and supersede information in this prospectus supplement and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or “Exchange Act,” until we sell all the Common Stock offered by this prospectus supplement (in each case, other than information that is deemed, under SEC rules, not to have been filed):

•	Our Annual Report on Form 10-K for the year ended December 31, 2011, dated February 24, 2012;

•	Our Current Reports on Form 8-K, dated August 25, 2011, October 21, 2011, January 12, 2012, February 24, 2012 and March 13, 2012 (Item 8.01 and Item 9.01 only);

•	Our Definitive Proxy Statement on Schedule 14A, dated March 29, 2011; and

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•

The description of our Common Stock contained in our registration statement on Form 8-K filed on July 1, 2004 with the SEC pursuant to which our Common Stock was registered under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or calling us at the following address:

Regions Financial Corporation

Investor Relations

1900 Fifth Avenue North

Birmingham, Alabama 35203

Telephone: (205) 581-7890

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information included or incorporated by reference in this prospectus supplement and the accompanying prospectus may include forward-looking statements which reflect Regions’ current views with respect to future events and financial performance. The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a safe harbor for forward-looking statements that are identified as such and are accompanied by the identification of important factors that could cause actual results to differ materially from the forward-looking statements. For these statements, we, together with our subsidiaries, unless the context implies otherwise, claim the protection afforded by the safe harbor in the Act. Forward-looking statements are not based on historical information, but rather are related to future operations, strategies, financial results or other developments. Forward-looking statements are based on management’s expectations as well as certain assumptions and estimates made by, and information available to, management at the time the statements are made. Those statements are based on general assumptions and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and projections expressed in such statements. These risks, uncertainties and other factors include, but are not limited to, those described below:

•

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) became law on July 21, 2010, and a number of legislative and regulatory proposals remain pending. Additionally, the Treasury Department and federal banking regulators continue to implement, but are also beginning to wind down, a number of programs to address capital and liquidity in the banking system. Proposed rules, including those that are related to the various regulatory capital and liquidity proposals and standards, referred to as “Basel III,” adopted by the Basel Committee on Banking Supervision, could require banking institutions to increase levels of capital and to satisfy liquidity requirements. All of the foregoing may have significant effects on Regions and the financial services industry, the exact nature and extent of which cannot be fully determined at this time.

•

Regions’ ability to mitigate the impact of the Dodd-Frank Act on debit interchange fees through revenue enhancements and other revenue measures, which will depend on various factors, including the acceptance by customers of modified fee structures for Regions’ products and services.

•

The impact of compensation and other restrictions imposed under the Troubled Asset Relief Program (“TARP”) until Regions repays the outstanding preferred stock issued under TARP, including restrictions on Regions’ ability to attract and retain talented executives and associates.

•	Regions’ ability to complete the contemplated repurchase of our Series A Preferred Stock issued to the Treasury Department under the CPP.

•	Possible additional loan losses, impairment of goodwill and other intangibles, and adjustment of valuation allowances on deferred tax assets and the impact on earnings and capital.

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•

Possible changes in interest rates may increase funding costs and reduce earning asset yields, thus reducing margins. Increases in benchmark interest rates would also increase debt service requirements for customers whose terms include a variable interest rate, which may negatively impact the ability of borrowers to pay as contractually obligated.

•

Possible changes in general economic and business conditions in the United States in general and in the communities Regions serves in particular, including any prolonging or worsening of the current unfavorable economic conditions, including unemployment levels.

•	Possible changes in the creditworthiness of customers and the possible impairment of the collectability of loans.

•	Possible changes in trade, monetary and fiscal policies, laws and regulations, and other activities of governments, agencies, and similar organizations, may have an adverse effect on our business.

•	The current stresses in the financial and real estate markets, including possible continued deterioration in property values.

•	Regions’ ability to manage fluctuations in the value of assets and liabilities and off-balance sheet exposure so as to maintain sufficient capital and liquidity to support our business.

•	Regions’ ability to achieve the earnings expectations related to businesses that have been acquired or that may be acquired in the future.

•	Regions’ ability to expand into new markets and to maintain profit margins in the face of competitive pressures.

•	Regions’ ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by our customers and potential customers.

•	Regions’ ability to keep pace with technological changes.

•	Regions’ ability to effectively manage credit risk, interest rate risk, market risk, operational risk, legal risk, liquidity risk, reputational risk and regulatory and compliance risk.

•	Regions’ ability to ensure adequate capitalization which is impacted by inherent uncertainties in forecasting credit losses.

•	The cost and other effects of material contingencies, including litigation contingencies, and any adverse judicial, administrative, or arbitral rulings or proceedings.

•	The effects of increased competition from both banks and non-banks.

•	The effects of geopolitical instability and risks such as terrorist attacks.

•	Possible changes in consumer and business spending and saving habits could affect our ability to increase assets and to attract deposits.

•	The effects of weather and natural disasters such as floods, droughts, wind, tornadoes and hurricanes, and the effects of man-made disasters.

•	Possible downgrades in ratings issued by rating agencies.

•	Possible changes in the speed of loan prepayments by Regions’ customers and loan origination or sales volumes.

•	Possible acceleration of prepayments on mortgage-backed securities due to low interest rates, and the related acceleration of premium amortization on those securities.

•	The effects of problems encountered by larger or similar financial institutions that adversely affect Regions or the banking industry generally.

•	Regions’ ability to receive dividends from its subsidiaries.

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•	The effects of the failure of any component of Regions’ business infrastructure which is provided by a third party.

•	Changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies.

•	With regard to the sale of Morgan Keegan (“Morgan Keegan Sale”):

•

the possibility that regulatory and other approvals and conditions to the transaction are not received on a timely basis or at all; the possibility that modifications to the terms of the transaction may be required in order to obtain or satisfy such approvals or conditions; changes in the anticipated timing for closing the transaction; business disruption during the pendency of or following the transaction; diversion of management time on transaction-related issues; reputational risks; any downward purchase price adjustment; potential post-closing indemnification expenses; and the reaction of customers and counterparties to the transaction; and

•	the effect that a delay in the consummation of the Morgan Keegan Sale or our inability to consummate the Morgan Keegan Sale will have on our ability to repurchase the Series A Preferred Stock.

•	The effects of any damage to Regions’ reputation resulting from developments related to any of the items identified above.

The words “believe,” “expect,” “anticipate,” “project” and similar expressions often signify forward-looking statements. You should not place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no obligation to update or revise any forward-looking statements that are made from time to time.

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SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference herein, before deciding whether to invest in the Common Stock. You should pay special attention to the “Risk Factors” section of this prospectus supplement and contained in our Annual Report on Form 10-K for the year ended December 31, 2011 to determine whether an investment in the Common Stock is appropriate for you.

Regions Financial Corporation

Regions Financial Corporation is a Delaware corporation and financial holding company headquartered in Birmingham, Alabama, which operates throughout the South, Midwest and Texas. Regions provides traditional commercial, retail and mortgage banking services, as well as other financial services in the fields of investment banking, asset management, trust, mutual funds, securities brokerage, insurance and other specialty financing. At December 31, 2011, Regions had total consolidated assets of approximately $127.0 billion, total consolidated deposits of approximately $95.6 billion and total consolidated stockholders’ equity of approximately $16.5 billion.

Our principal executive offices are located at 1900 Fifth Avenue North, Birmingham, Alabama 35203, and its telephone number at that address is (205) 944-1300.

Recent Developments

Comprehensive Capital Analysis and Review

In November 2011, the Board of Governors of the Federal Reserve System (“Federal Reserve”) issued a final rule that requires U.S. bank holding companies with total consolidated assets of $50 billion or more (such as Regions) to submit annual capital plans to the appropriate Federal Reserve Bank for approval. The Federal Reserve also published instructions regarding stress testing required to be included as part of those plans. The capital analysis and review process provided for in the rule is known as the Comprehensive Capital Analysis and Review (the “CCAR”). The purpose of the capital plan is to ensure that these bank holding companies have robust, forward-looking capital planning processes that account for each company’s unique risks and that they maintain sufficient capital to continue operations during times of economic and financial stress. The capital plans are required to be submitted on an annual basis. The comprehensive capital plans, which are prepared using Basel I capital guidelines, include a view of capital adequacy under four scenarios – a bank holding company-defined baseline scenario, a baseline scenario provided by the Federal Reserve, at least one bank holding company-defined stress scenario and a stress scenario provided by the Federal Reserve. The rules require, among other things, that a covered bank holding company may not make a capital distribution unless it will meet all minimum regulatory capital ratios and have a ratio of Tier 1 common equity to risk-weighted assets of at least 5% after making the distribution. The rules also provide that the Federal Reserve may object to a capital plan if the plan does not show that the covered bank holding company will maintain a Tier 1 common equity ratio of at least 5% on a pro forma basis under expected and stressful conditions throughout the nine-quarter planning horizon covered by the capital plan. Covered bank holding companies, including Regions, may pay dividends and repurchase stock only in accordance with a capital plan that has been reviewed and approved by the Federal Reserve.

On January 9, 2012, we submitted a capital plan to the Federal Reserve pursuant to the CCAR, which provided for this offering, a $500 million dividend to us from Regions Bank and upon completion of the those two items and the consummation of the Morgan Keegan Sale, the repurchase of our Series A Preferred Stock. The Federal Reserve has completed its review of the capital plan and has informed us that it had no objections to our capital plan, including the foregoing capital actions.

In connection with the CCAR, on March 13, 2012, the Federal Reserve disclosed its projections of pro-forma, post-stress pre-provision income and losses and pro-forma, post stress capital ratios under the Federal Reserve’s “Supervisory Stress Scenario” for the 19 institutions, including Regions, that participated in the 2011 CCAR. The disclosure for each institution includes pro-forma, post stress estimates of Tier 1 Common, Tier 1 Capital, Total Risk Based Capital and the Tier 1 Leverage ratios (in each case, as defined in the CCAR rules) at year-end 2013 under the Supervisory Stress Scenario, as well as the lowest levels for each of these ratios regardless of when they occurred during the review period (in each case taking into account planned capital actions). Regions exceeded the minimum required capital level over the entire review period.

The Federal Reserve also calculated stressed capital ratios for the review period excluding proposed capital actions and assuming no material capital issuances from March 16 through March 31, 2012. For Regions, this means that under this scenario, the Federal Reserve excluded this offering of Common Stock. Regions does not believe the Federal Reserve’s estimate of minimum Tier 1 Common ratio assuming no capital actions is relevant given our planned capital actions. Unlike a dividend raise or share repurchase that may continue during the nine-quarter review period, the capital actions Regions has proposed (including this offering) are currently being executed and we expect will be completed in a matter of weeks. In addition, the Federal Reserve’s calculations under this scenario give effect to the repurchase of our Series A Preferred Stock, even though the capital actions required to repurchase the Series A Preferred Stock are themselves excluded. Nonetheless, even under this scenario, Regions’ results still exceed the minimum required capital levels throughout the review period.

The projections released by the Federal Reserve in connection with the CCAR are based on a hypothetical, severely adverse macroeconomic and financial market scenario developed by the Federal Reserve, featuring a deep recession in the United States, significant declines in asset prices and a slowdown in global economic activity, including a peak unemployment rate of 13%, a 50% drop in equity prices, and a 21% decline in housing prices. The supervisory stress scenario is not the Federal Reserve’s forecast for the economy, but was designed to represent an unlikely outcome that may occur if the U.S. economy were to experience a deep recession at the same time that economic activity in other major economies contracted significantly. The projections should not be interpreted as expected or likely outcomes for Regions, but rather as possible results under hypothetical, highly adverse conditions. The projections incorporate a number of conservative modeling assumptions, which differ from assumptions Regions uses in its capital planning.

Anticipated Repurchase of Our Series A Preferred Stock

In November 2008, as part of the CPP, we issued 3,500,000 shares of our Series A Preferred Stock to the Treasury Department for an aggregate purchase price of $3.5 billion. In connection with the purchase of our Series A Preferred Stock, the Treasury Department also received a warrant to purchase 48,253,677 shares of our Common Stock at an initial per share exercise price of $10.88, subject to certain adjustments.

Following completion of this offering and the Morgan Keegan Sale described in “— Morgan Keegan Sale” below, we intend to repurchase all 3,500,000 shares of our Series A Preferred Stock issued to the Treasury Department at such time as the Treasury Department and the Federal Reserve authorizes such repurchase. The repurchase will be made at an aggregate purchase price of $3.5 billion plus accrued and unpaid dividends to the date of repurchase. Based upon communications with the Federal Reserve in conjunction with its assessment of our capital plan, we anticipate that, upon completion of this offering and the Morgan Keegan Sale, we will have sufficient capital to repurchase our Series A Preferred Stock. We will use the net proceeds of this offering, the net proceeds of the Morgan Keegan Sale, and other available funds (including an expected dividend of $500 million from our bank subsidiary, Regions Bank) for the repurchase of our Series A Preferred Stock. See “Use of Proceeds.” We have consistently stated that our intention was to repurchase the Series A Preferred Stock at a time that was prudent for us and when it could be accomplished in a shareholder friendly manner. In making the determination to request approval to repurchase the Series A Preferred Stock at this time, we considered, among other things, the substantial improvement in our credit profile and trends, the recent enhancement of our risk management team and systems and our improving financial results (excluding the goodwill impairment taken by us in the fourth quarter of 2011 in connection with the Morgan Keegan Sale), as well as the additional liquidity at the holding company level to be provided by the Morgan Keegan Sale.

In the period in which we repurchase our Series A Preferred Stock, we will accelerate the accretion of the issuance discount on our Series A Preferred Stock and record a corresponding reduction in retained earnings, which will impact earnings per share of Common Stock (i.e., reduce net income available to holders of our Common Stock in an amount equal to the issuance discount accelerated). The issuance discount is due to the carrying value of our Series A Preferred Stock being less than its liquidation value, as the carrying value of our Series A Preferred Stock is based on its fair value at issuance. As of December 31, 2011, the amount of the issuance discount on our Series A Preferred Stock was approximately $81 million.

Following completion of (i) this offering (assuming net proceeds of $875 million), (ii) repurchase of our Series A Preferred Stock, and (iii) the Morgan Keegan Sale, we expect that our pro forma Tier 1 capital and Tier 1 common risk-based (non-GAAP) ratios would be approximately 10.55% and 9.51%, based on the December 31, 2011 ratios of 13.28% and 8.51%, respectively. See “Capitalization” beginning on page S-12 below for a reconciliation of the GAAP measure to the corresponding non-GAAP measure.

Morgan Keegan Sale

On January 11, 2012, Regions entered into a stock purchase agreement to sell Morgan Keegan & Company, Inc. and related affiliates to Raymond James Financial, Inc. (“Raymond James”) for approximately $930 million in cash, subject to adjustment. As part of the transaction, Morgan Keegan will also pay Regions a dividend of $250 million before closing, pending regulatory approval, resulting in total proceeds of approximately $1.18 billion to Regions, subject to adjustment. The transaction is anticipated to close on or around April 2, 2012, subject to regulatory approvals and other customary closing conditions. On February 23, 2012, the Antitrust Division of the United Stated Department of Justice granted early termination of the review period under the Hart-Scott-Rodino Antitrust Improvement Act in connection with the transaction. The transaction is also subject to approval by the Financial Industry Regulatory Authority, Inc. (“FINRA”). Regions Investment Management, Inc., formerly known as Morgan Asset Management, and Regions Morgan Keegan Trust are not included in the sale and will remain as part of Regions after the closing.

The transaction purchase price is subject to adjustment at the closing and after the closing based on the closing tangible equity of the entities being sold and is subject to further adjustment after the closing based on the retention of Morgan Keegan associates in the period 90 days after closing. Regions believes such adjustments to the purchase price will not have a material impact on our consolidated financial statements.

Additionally, beginning on the closing date, Regions will indemnify Raymond James for all litigation matters related to pre-closing activities. At closing, Regions will recognize the fair value of this indemnification, which will require an estimate of approximately $210 million of additional liabilities, and will be included in the gain / (loss) on disposition. The Morgan Keegan Sale is expected to reduce our overall risk profile, provide substantial liquidity at the holding company level, and establish a business relationship with Raymond James, which is expected to provide incremental revenue opportunities.

First Quarter of 2012

Comparing current expectations for first quarter 2012 results from continuing operations with the actual results reported in the fourth quarter of 2011, we anticipate the following:

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Lower average earning assets driven primarily by further declines in investor real estate and home equity loans outstanding, partially offset by an increase in average investment securities balances and higher commercial and industrial loan balances;

•	Total average deposits to remain stable with a continued shift in the mix to include higher low-cost deposits;

•	A decrease in net interest income attributable to lower earning assets and higher mortgage prepayments with a resulting net interest margin consistent with the level in the fourth quarter of 2011;

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Higher non-interest revenues due to an increase in mortgage income, assuming that securities gains and leveraged lease termination income on a combined basis are relatively stable with the fourth quarter;

•	Total revenues (net interest income plus non-interest income) should be relatively stable;

•

Non-interest expenses, excluding the goodwill impairment charge in the fourth quarter, are expected to be higher due primarily to a seasonal increase in payroll taxes and an annual subsidiary dividend payment. Also impacting non-interest expenses in the first quarter is a higher level of pension expense related to updated assumptions;

•	The absolute level of income tax expense is expected to be approximately consistent with the amount reported in the fourth quarter of 2011;

•	Migration of non-performing commercial and investor real estate loans to range between $450 - $550 million; and

•	The total level of non-performing loans, net charge-offs of loans, and the loan loss provision are expected to be modestly lower.

The expectations described in this section are preliminary and are based upon information currently available. No assurance can be given that our financial results for the completed quarter will be consistent with our current expectations described above.

Regions is scheduled to report first quarter results on April 24, 2012.

Summary of the Offering

The following summary contains basic information about the Common Stock and this offering and is not intended to be complete. It does not contain all the information that is important to you. For a complete understanding of the Common Stock, you should read the section of this prospectus supplement entitled “Description of Capital Stock”.

Issuer	Regions Financial Corporation, a Delaware corporation and a financial holding company.

Common Stock We Are Offering	shares

Common Stock Outstanding After This Offering	shares(1)(2)

Use of Proceeds After Expenses	We expect to receive net proceeds from this offering of approximately $ , after deduction of underwriting discounts and commissions and estimated expenses payable by us.

We expect to use the net proceeds of this offering, the net proceeds of the Morgan Keegan Sale, and other available funds (including an expected dividend of $500 million from Regions Bank) to repurchase all 3,500,000 shares of our Series A Preferred Stock that we issued to the Treasury Department under the CPP at such time as the Treasury Department and the Federal Reserve authorize such repurchase. Based upon communications with the Federal Reserve in conjunction with its assessment of our comprehensive capital plan, we anticipate that, upon completion of this offering and the Morgan Keegan Sale, we will have sufficient capital to repurchase our Series A Preferred Stock held by the Treasury Department. If the repurchase is not authorized or if the Morgan Keegan Sale is not completed, we will use the net proceeds of this offering for general corporate purposes.

While we intend to use the net proceeds of this offering towards the repurchase our Series A Preferred Stock, the consummation of this offering is not conditioned upon the repurchase of the Series A Preferred Stock. If we are unable to repurchase the Series A Preferred Stock, the precise amounts and timing of our use of the net proceeds of this offering will depend upon our funding requirements and those of our subsidiaries and the availability of other funds.

Risk Factors	See “Risk Factors” beginning on page S-6 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our Common Stock.

Listing	The New York Stock Exchange, or NYSE, Symbol: “RF”.

Registrar and Transfer Agent	Computershare Investor Services LLC.

Conflicts of Interest	Our affiliate, Morgan Keegan & Company, Inc., is a member of FINRA and is participating in the distribution of our Common Stock. The distribution arrangements for this offering comply with the requirements of FINRA Rule 5121, regarding a FINRA member’s firm participation in the distribution of securities of an affiliate. Because the securities to be offered have a bona fide public market, pursuant to Rule 5121, the appointment of a qualified independent underwriter is not necessary. No FINRA member firm that has a conflict of interest under Rule 5121 may make sales in this offering to any discretionary account without the prior approval of the customer. Our affiliates, including Morgan Keegan & Company, Inc., may use this prospectus supplement and the accompanying prospectus in connection with offers and sales of our Common Stock in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to market prices at the time of sale.

(1)	The number of shares of Common Stock outstanding immediately after the closing of this offering is based on 1,259,597,712 shares of Common Stock outstanding as of February 29, 2012.
(2)	Unless otherwise indicated, the number of shares of Common Stock presented in this prospectus supplement excludes shares of Common Stock issuable under our stock compensation plans, which totaled 46,530,000 shares, as of December 31, 2011, and a warrant for 48,253,677 shares of Common Stock held by the Treasury Department.

RISK FACTORS

An investment in our Common Stock involves certain risks. You should carefully consider the risks described below and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2011, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Common Stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus.

The market price of shares of our Common Stock will fluctuate.

The market price of our Common Stock could be subject to significant fluctuations due to a change in sentiment in the market regarding our operations or business prospects. Such risks may be affected by:

•	Operating results that vary from the expectations of management, securities analysts and investors;

•

Changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other financial institutions;

•	Developments in our businesses or in the financial sector generally;

•	Proposed or adopted regulatory changes or legislative developments involving or affecting our industry generally or our businesses and operations specifically;

•	The operating and securities price performance of companies that investors consider to be comparable to us;

•	Announcements of strategic developments, acquisitions and other material events by us or our competitors;

•	Expectations of or actual equity dilution, including the dilution caused by this offering;

•	Changes in the credit, mortgage and real estate markets, including the markets for mortgage-related securities; and

•	Changes in global financial markets, global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

Stock markets in general and our Common Stock in particular have experienced considerable volatility recently. The market price of our Common Stock may continue to be subject to similar fluctuations unrelated to our operating performance or prospects. Increased volatility could result in a decline in the market price of our Common Stock.

There can be no assurance as to when our Series A Preferred Stock can be repurchased.

Subject to obtaining authorization from the Treasury Department and the Federal Reserve, we intend to repurchase our Series A Preferred Stock issued to the Treasury Department with the proceeds from this offering, the proceeds from the Morgan Keegan Sale and other available funds, as described under “Summary — Recent Developments — Repurchase of our Series A Preferred Stock” and “Use of Proceeds.”

We currently anticipate, based on discussions with our banking regulators, that we will be permitted to repurchase the Series A Preferred Stock following consummation of this offering and the Morgan Keegan Sale; however, there can be no assurance as to when the Series A Preferred Stock can be repurchased, if at all. If the

Series A Preferred Stock is not repurchased for any reason, the proceeds of this offering will be used for general corporate purposes. Until such time as our Series A Preferred Stock is repurchased, we will remain subject to the terms and conditions of the CPP and related documents. Our continued participation in the CPP subjects us to increased regulatory and legislative oversight, including with respect to executive compensation, which could limit our ability to retain key executives and other key employees, and limit our ability to develop business opportunities.

In addition, we can provide no assurances that we will decide or be able to repurchase the warrant issued in connection with our Series A Preferred Stock. If we do not repurchase the warrant, the Treasury Department may exercise the warrant or transfer the warrant to third-parties who may exercise the warrant.

If we are unable to repurchase our Series A Preferred Stock prior to November 18, 2013, the dividend rate on the Series A Preferred Stock will increase substantially.

If we do not repurchase or redeem our Series A Preferred Stock prior to November 18, 2013, the dividend payments on such stock will increase substantially, from 5% to 9%. Depending on market conditions at the time, this increase in dividends could have a material adverse impact on our liquidity and/or profitability.

The Morgan Keegan Sale may not close as anticipated.

The stock purchase agreement related to the Morgan Keegan Sale contains customary closing conditions, including receipt of all required regulatory approvals. If these conditions are not satisfied or waived, the sale may not be consummated. Furthermore, each party has the right to terminate the agreement in certain circumstances. If we are unable to consummate the Morgan Keegan Sale, we would not realize the expected benefits of the sale. In addition, we will have incurred, and will remain liable for, transaction costs, including legal, accounting, financial advisory and other costs relating to the Morgan Keegan Sale whether or not it is consummated.

The consummation of this offering is not conditioned upon the consummation of the Morgan Keegan Sale. If the Morgan Keegan Sale is not consummated for any reason or if the amount of proceeds we receive from the Morgan Keegan Sale is materially less than we anticipate, we may not have sufficient available funds to consummate the repurchase of the Series A Preferred Stock or sufficient capital to achieve the capital ratios contained in our capital plan, we may not be able to obtain the approval of our bank regulators and the Treasury Department to repurchase the Series A Preferred Stock or we may determine not to proceed with the repurchase the Series A Preferred Stock at such time. If the Series A Preferred Stock is not repurchased for any reason, the proceeds of this offering will be used for general corporate purposes.

If the Morgan Keegan Sale is not consummated or if the proceeds of the Morgan Keegan Sale are materially less than expected, and we decide to proceed with the repurchase the Series A Preferred Stock, we will need to replace the shortfall in capital and liquidity intended to be provided by the Morgan Keegan Sale and will need to obtain approval from the Treasury Department and the Federal Reserve to consummate the repurchase of the Series A Preferred Stock in light of such altered capital actions. In order to obtain the necessary capital and liquidity to complete a repurchase in that scenario, we would likely need to raise additional capital, including through public or private offerings of debt or equity securities. See “—Offerings of debt, which would be senior to our Common Stock upon liquidation, and/or preferred equity securities which may be senior to our Common Stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our Common Stock” below. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our Common Stock, or both.

Shares of our Common Stock are equity interests and therefore subordinate to our indebtedness and preferred stock.

Shares of our Common Stock are equity interests in Regions Financial Corporation and do not constitute indebtedness. As such, shares of our Common Stock rank junior to all indebtedness and other non-equity claims on Regions Financial Corporation with respect to assets available to satisfy claims, including in a liquidation of

Regions Financial Corporation. Additionally, holders of our Common Stock are subject to the prior dividend and liquidation rights of any holders of our Series A Preferred Stock and any other preferred stock we may issue in the future.

You may not receive dividends on the Common Stock.

Holders of our Common Stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Furthermore, holders of our Common Stock are subject to the prior dividend rights of any holders of our preferred stock or depositary shares representing such preferred stock then outstanding. Although we have historically declared cash dividends on our Common Stock, we are not required to do so. Currently, our quarterly dividend is $0.01 per share and we do not expect to increase the quarterly dividend in the foreseeable future.

As of December 31, 2011, there were 3,500,000 shares of our Series A Preferred Stock with a liquidation amount of $1,000 per share, issued and outstanding. Under the terms of the Series A Preferred Stock, our ability to declare and pay dividends on or repurchase our Common Stock will be subject to restrictions in the event we fail to declare and pay (or set aside for payment) full dividends on the Series A Preferred Stock.

In addition, the terms of our outstanding junior subordinated debt securities prohibit us from declaring or paying any dividends or distributions on our capital stock, including our Common Stock, or purchasing, acquiring, or making a liquidation payment on such stock, if we have given notice of our election to defer interest payments but the related deferral period has not yet commenced or a deferral period is continuing.

We are also subject to statutory and regulatory limitations on our ability to pay dividends on our Common Stock. For example, it is the policy of the Federal Reserve that bank holding companies should generally pay dividends on common stock only out of earnings, and only if prospective rates of earnings retention are consistent with the organization’s expected future capital needs, asset quality, and overall current and future financial condition. Recently issued temporary guidance from the Federal Reserve states that our dividend policies will be assessed, among other things, against our ability to achieve Basel III capital ratio requirements. Moreover, the Federal Reserve has stated that it will closely scrutinize any dividend payout ratios exceeding 30 percent of after-tax net income.

Additionally, as of December 30, 2011, the Federal Reserve requires bank holding companies with $50 billion or more of total consolidated assets, such as us, to submit annual capital plans to the appropriate Federal Reserve Bank for review before they can make capital distributions such as dividends. The capital plan submitted by us in January 2012 does not request approval for an increase of our quarterly dividend beyond our current quarterly dividend of $0.01 per share. If the Federal Reserve does not approve our capital plans in the future, we may not be able to declare dividends.

We are a holding company and depend on our subsidiaries for dividends, distributions and other payments.

We are a legal entity separate and distinct from our banking and other subsidiaries. Our principal source of cash flow, including cash flow to pay dividends to our stockholders and to pay principal and interest on our outstanding debt, is dividends from our banking subsidiary, Regions Bank. There are statutory and regulatory limitations on the payment of dividends by Regions Bank to us, as well as by us to our stockholders. Regulations of both the Federal Reserve and the State of Alabama affect the ability of Regions Bank to pay dividends and other distributions to us and to make loans to us. If Regions Bank is unable to make dividend payments to us and sufficient cash or liquidity is not otherwise available, we may not be able to make dividend payments to our common and preferred stockholders or principal and interest payments on our outstanding debt.

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of the Common Stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, shares of our Common Stock are effectively subordinated to all existing and future liabilities and obligations of our subsidiaries. At December 31, 2011, our subsidiaries’ total deposits and borrowings were approximately $102.9 billion.

Offerings of debt, which would be senior to our Common Stock upon liquidation, and/or preferred equity securities which may be senior to our Common Stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our Common Stock.

We may attempt to increase our capital resources or, if our capital ratios or the capital ratios of our banking subsidiary falls below the required minimums, we or our banking subsidiary could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, senior or subordinated notes, preferred stock or other applicable securities. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our Common Stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our Common Stock, or both. Holders of our Common Stock are not entitled to preemptive rights or other protections against dilution.

Our board of directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our Common Stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred shares in the future that have a preference over our Common Stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred shares with voting rights that dilute the voting power of our Common Stock, the rights of holders of our Common Stock or the market price of our Common Stock could be adversely affected.

Anti-takeover laws and certain agreements and charter provisions may adversely affect share value.

Certain provisions of state and federal law and our restated certificate of incorporation may make it more difficult for someone to acquire control of us without our board of directors’ approval. Under federal law, subject to certain exemptions, a person, entity or group must notify the federal banking agencies before acquiring control of a bank holding company. Acquisition of 10% or more of any class of voting stock of a bank holding company or state member bank, including shares of our Common Stock, creates a rebuttable presumption that the acquiror “controls” the bank holding company or state member bank. Also, a bank holding company must obtain the prior approval of the Federal Reserve before, among other things, acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, including Regions Bank. There also are provisions in our restated certificate of incorporation that may be used to delay or block a takeover attempt. As a result, these statutory provisions and provisions in our restated certificate of incorporation could result in Regions being less attractive to a potential acquiror.

We may need to raise additional debt or equity capital in the future; such capital may not be on acceptable terms or may not be available when needed or at all.

We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial performance. The economic environment may increase our cost of funding and limit our access to some of our customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve. Additionally, our long-term debt securities are currently rated below investment grade by certain of the credit ratings agencies. As a non-investment grade issuer, our cost of funding may be increased and our access to the capital markets may be further limited.

We cannot assure you that capital will be available to us on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt or equity purchasers, depositors of Regions Bank or counterparties participating in the capital markets, our status as a non-investment grade issuer, or a further downgrade of our debt rating, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on our business, financial condition or results of operations.

Future issuances of additional equity securities could result in dilution of existing stockholders’ equity ownership.

Other than the lock-up described under “Underwriting (Conflicts of Interest)”, we are not restricted from issuing additional shares of Common Stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our Common Stock. In connection with our sale of the Series A Preferred Stock to the Treasury Department, we issued a warrant to the Treasury Department. Although we have the right to repurchase the warrant at a negotiated price, we may not desire or be able to do so; and if we do not repurchase the warrant, the Treasury Department could either exercise the warrant or sell it to third parties by way of auction or otherwise. The issuance of additional shares of Common Stock as a result of exercise of the warrant or in order to raise additional capital (whether in accordance with regulatory requirements or in connection with an acquisition or other transaction) or the issuance of convertible securities would dilute the ownership interest of existing holders of our Common Stock. In addition, we have in the past and may in the future issue options, convertible preferred stock, and/or other securities that may have a dilutive effect on our Common Stock. The market price of our Common Stock could decline as a result of any such offering, other capital raising strategies or other sales of a large block of our Common Stock or similar securities in the market, or the perception that such sales could occur.

The value of our goodwill and other intangible assets may decline in the future.

As of December 31, 2011, we had $4.8 billion of goodwill and $449 million of other intangible assets. A significant decline in our expected future cash flows, a significant adverse change in the business climate, slower growth rates or a significant and sustained decline in the price of our Common Stock, any or all of which could be materially impacted by many of the risk factors discussed herein, may necessitate our taking charges in the future related to the impairment of our goodwill. Future regulatory actions could also have a material impact on assessments of goodwill for impairment. If the fair value of our net assets improves at a faster rate than the market value of our Banking/Treasury reporting unit, we may also have to take charges related to the impairment of our goodwill. If we were to conclude that a future write-down of our goodwill and other intangible assets is necessary, we would record the appropriate charge, which could have a material adverse effect on our results of operations.

Additionally, as a result of the pending Morgan Keegan Sale, we are evaluating the organization of our reporting units. Reorganization of our reporting units in the future would result in a reallocation of goodwill across our businesses, at which time we would be required to test our goodwill in these new reporting units for impairment, which could result in a write-down of our goodwill. A goodwill impairment charge is a non-cash item that does not have an adverse impact on regulatory capital.

Unfavorable results from the CCAR and ongoing stress analyses may adversely affect our ability to retain customers or compete for new business opportunities.

As part of the CCAR, the Federal Reserve has released publicly a summary containing bank holding company specific information and results of the 2012 stress analyses it conducts in connection with the CCAR.

In addition, going forward the Federal Reserve will conduct an annual stress analysis of Regions to evaluate our ability to absorb losses in adverse economic and financial conditions. Proposed rules for systemically important financial institutions would also require us to conduct our own semi-annual stress analysis to assess the potential impact on Regions, under each of the economic and financial conditions used as part of the Federal Reserve’s annual stress analysis. Like the CCAR, we expect that a summary of the results of certain aspects of the Federal Reserve’s annual stress analysis would be released publicly and contain bank holding company specific information and results. The proposed rules for systemically important financial institutions would also require us to disclose publicly the results of our semi-annual stress analyses.

Although the stress tests are not meant to assess our current condition, and even if we remain strong, stable and well-capitalized, we cannot predict our customers’ potential misinterpretation of, and/or adverse reaction to, the results of these stress tests. Any potential misinterpretations and adverse reactions could limit our ability to attract and retain customers or to effectively compete for new business opportunities. The inability to attract and retain customers or effectively compete for new business may have a material and adverse effect on our business, financial condition or results of operations.

Additionally, our regulators may require us to raise additional capital or take other actions, or may impose restrictions on our business, based on the results of the stress tests, including rejecting or requiring revisions to our annual capital plan submitted in connection with the CCAR. We may not be able to raise additional capital if required to do so, or may not be able to do so on terms which are advantageous to Regions or its current shareholders. Any such capital raises, if required, may also be dilutive to our existing shareholders.

Future equity offerings could impair the value of our deferred tax assets and adversely affect our capital ratios.

Our ability to utilize our deferred tax assets to offset future taxable income may be significantly limited if we experience an “ownership change” as defined in section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). In general, an ownership change will occur if there is a cumulative change in our ownership by “5 percent shareholders” (as defined in the Code) that exceeds 50 percent (as defined in the Code) over a rolling three-year period. Any corporation experiencing an ownership change will generally be subject to an annual limitation on its deferred tax assets prior to the ownership change equal to the value of such corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate (subject to certain adjustments). The annual limitation would be increased each year to the extent that there is an unused limitation in a prior year. The limitation arising from an ownership change under section 382 of the Code on our ability to utilize our deferred tax assets would depend on the value of Regions’ stock at the time of the ownership change. As a result, future investments by new or existing “5 percent shareholders” or issuances of common equity could materially increase the risk that we could experience an ownership change in the future. If we were to experience an ownership change under section 382 of the Code for any reason, the value of our deferred tax assets may be impaired and may cause a decrease in our financial position, results of operations and regulatory capital ratios.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $            , after deduction of underwriting discounts and commissions and estimated expenses payable by us.

Based upon communications with the Federal Reserve in conjunction with its assessment of our comprehensive capital plan, we anticipate that, upon completion of this offering and the Morgan Keegan Sale, we will have sufficient capital to repurchase our Series A Preferred Stock held by the Treasury Department. Accordingly, we intend to notify the Treasury Department and the Federal Reserve of our intent to repurchase all of the 3,500,000 shares of our Series A Preferred Stock. If permitted to do so, we expect to fund any such repurchase with the net proceeds of this offering, the net proceeds of the Morgan Keegan Sale and other available funds (including an expected dividend of $500 million from Regions Bank). See “Summary — Recent Developments.” We would repurchase our Series A Preferred Stock at its $1,000 per share liquidation preference, plus accrued and unpaid dividends to the date of repurchase. Although we anticipate that we will be permitted to repurchase our Series A Preferred Stock following consummation of this offering and the Morgan Keegan Sale, there can be no assurance that we will be authorized to repurchase our Series A Preferred Stock.

While we intend to use the net proceeds of this offering towards the repurchase our Series A Preferred Stock, the consummation of this offering is not conditioned upon the repurchase of our Series A Preferred Stock or the consummation of the Morgan Keegan Sale and there is no assurance as to when or if either of those transactions will occur.

If we do not repurchase our Series A Preferred Stock, we will use the net proceeds of this offering for general corporate purposes.

Upon completion of any repurchase of our Series A Preferred Stock, we may seek to repurchase the warrant issued to the Treasury Department, whether directly from the Treasury Department or if and when the Treasury Department auctions the warrant. Alternatively, we may decide not to or be unable to repurchase the warrant. If we do not repurchase the warrant, the Treasury Department may exercise the warrant or sell the warrant to third parties. See “Risk Factors — There may be future sales or other dilution of our equity, which may adversely affect the market price of our Common Stock.” Any such repurchase of the warrant, and any repurchases of our Common Stock effected to offset the dilution from warrant exercises by the Treasury Department or other third parties, would generally be subject to the approval of our federal bank regulators.

CAPITALIZATION

The following table sets forth the carrying amount of our capitalization, as of December 31, 2011, on (i) an actual basis, (ii) as adjusted to give effect to an assumed receipt of net proceeds of $875 million from this offering, and (iii) as further adjusted on a pro forma basis to give effect to this offering, the consummation of the Morgan Keegan Sale and the anticipated repurchase of our Series A Preferred Stock (both of which are subject to regulatory approval and other conditions). The adjustments from the Morgan Keegan Sale include (i) an estimated gain on sale of $43 million, which is the premium above tangible book value (as defined in the sale agreement) of the entities to be sold less the fair value of the related indemnities and other costs, all net of consideration of income taxes and (ii) the payment of a pre-closing dividend by Morgan Keegan to Regions Financial Corporation of $250 million. The adjustments related to the repurchase of the Series A Preferred Stock include a charge to net income available to holders of our Common Stock of $81 million as of December 31, 2011, resulting from the repurchase of the Series A Preferred Stock, representing the accretion of the discount on the Series A Preferred Stock. The combination of the adjustments from the Morgan Keegan Sale and the repurchase of the Series A Preferred Stock result in an increase to the deficit in retained earnings of $38 million.

No assurance can be given that such transactions will be completed on the terms assumed for the purposes of this presentation of pro forma financial information or at all. The unaudited pro forma capital information is presented for illustrative purposes and does not necessarily indicate the results that would have been realized had the transactions been completed as of December 31, 2011. This table should be read in conjunction with the information set forth in our audited financial statements set forth in our Annual Report on Form 10-K for the year ended December 31, 2011 and the financial information included in our Current Report on Form 8-K, dated March 13, 2012, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of December 31, 2011
	Actual	As Adjusted	As Further Adjusted on a Pro Forma Basis
	($ amounts in millions)
Long-term debt:
Senior notes	$1,789	$1,789	$1,789
Subordinated notes	3,253	3,253	3,253
Junior subordinated notes	843	843	843
Federal Home Loan Bank advances	1,914	1,914	1,914
Other long-term debt	181	181	181
Valuation adjustments on hedged long-term debt	130	130	130

Total long-term debt	$8,110	$8,110	$8,110

Stockholders’ equity
Preferred stock, authorized 10,000,000 shares Series A, cumulative perpetual participating, par value $1.00 (liquidation preference $1,000) per share, net of discount Issued – 3,500,000 shares as of December 31, 2011; no shares outstanding as further adjusted	$3,419	$3,419	$—
Common stock, par value $0.01 per share Authorized – 3,000,000,000 shares Issued including treasury stock – 1,301,230,838 shares as of December 31, 2011	13	15	15
Additional paid-in capital	19,060	19,933	19,933
Retained earnings (deficit)	(4,527)	(4,527)	(4,565)
Treasury stock, at cost – 42,414,444 shares	(1,397)	(1,397)	(1,397)
Accumulated other comprehensive loss, net	(69)	(69)	(69)

Total stockholders’ equity	$16,499	$17,374	$13,917

Total long-term debt and stockholders’ equity	$24,609	$25,484	$22,027

Capital Ratios
Tier 1 common risk-based (non-GAAP) ratio (see reconciliation below)	8.51%	9.47%	9.51%
Tier 1 capital ratio	13.28%	14.23%	10.55%
Total risk-based capital ratio	16.99%	17.95%	14.31%
Leverage ratio	9.91%	10.63%	7.80%

The following table provides a reconciliation of stockholders’ equity (GAAP) to Tier 1 capital (regulatory) and to Tier 1 common equity (non-GAAP). Traditionally, the Federal Reserve and other banking regulatory bodies have assessed a bank’s capital adequacy based on Tier 1 capital, the calculation of which is codified in federal banking regulations. In connection with CCAR, these regulators began supplementing their assessment of the capital adequacy of a bank based on a variation of Tier 1 capital, known as Tier 1 common equity. While not codified, analysts and banking regulators have assessed our capital adequacy using the Tier 1 common equity measure. Because Tier 1 common equity is not formally defined by GAAP or codified in the federal banking regulations, this measure is considered to be a non-GAAP financial measure and other entities may calculate it differently than Regions’ disclosed calculation. Since analysts and banking regulators may assess our capital adequacy using Tier 1 common equity, we believe that it is useful to provide investors the ability to assess our capital adequacy on these same bases.

Tier 1 common equity is often expressed as a percentage of risk-weighted assets. Under the risk-based capital framework, balance sheet assets and credit equivalent amounts of off-balance sheet items are assigned to one of four broad risk categories. The aggregated dollar amount in each category is then multiplied by the risk-weighted category. The resulting weighted values from each of the four categories are added together and this sum is the risk-weighted assets total that, as adjusted, comprises the denominator of certain risk-based capital ratios. Tier 1 capital is then divided by this denominator (risk-weighted assets) to determine the Tier 1 capital ratio. Adjustments are made to Tier 1 capital to arrive at Tier 1 common equity. Tier 1 common equity is also divided by the risk-weighted assets to determine the Tier 1 common risk-based ratio. The amounts disclosed as risk-weighted assets are calculated consistent with banking regulatory requirements.

	As of December 31, 2011
($ amounts in millions)		Actual	Common Stock Offering		As Adjusted		Other Capital Activities		As Further Adjusted on a Pro Forma Basis
		(Unaudited)
Stockholders’ equity (GAAP)		16,499	875	(1)	17,374		(3,457	)(2)(3)	13,917
Accumulated other comprehensive loss		69	—		69		—		69
Non-qualifying goodwill and intangibles		(4,900)	—		(4,900)		—		(4,900)
Disallowed deferred tax assets		(432)	—		(432)		(6	)(4)	(438)
Disallowed servicing assets		(35)	—		(35)		—		(35)
Qualifying non-controlling interests		92	—		92		—		92
Qualifying trust preferred securities		846	—		846		—		846

Tier 1 capital (regulatory)		12,139	875		13,014		(3,463)		9,551
Qualifying non-controlling interests		(92)	—		(92)		—		(92)
Qualifying trust preferred securities		(846)	—		(846)		—		(846)
Preferred stock		(3,419)	—		(3,419)		3,419	(2)	—

Tier 1 common equity (non-GAAP)	A	7,782	875		8,657		(44)		8,613

Risk-weighted assets (regulatory)	B	91,449	—		91,449		(920)		90,529
Tier 1 common risk-based (non-GAAP) ratio	A/B	8.51%			9.47	%(5)			9.51	%(5)

(1)	Assumes $875 million of net proceeds from this offering.
(2)	Repurchase of Series A Preferred Stock at par of $3.5 billion for Tier 1 capital purposes and at book value of $3.419 billion for Tier 1 common purposes.
(3)	After tax increase to retained earnings of $43 million, assuming the Morgan Keegan Sale was closed on December 31, 2011. The estimated after-tax gain assumes an election is made for income tax purposes by Raymond James and Regions, subsequent to the closing of the transaction. If the election is not made, the affect of the sale on retained earnings would be impacted.
(4)	Estimated net impact of the Morgan Keegan Sale on regulatory disallowance of deferred tax assets.
(5)	The 4 basis point difference in the Tier 1 common risk-based ratio is comprised of a decrease of 9 basis points related to the accretion of the unamortized discount related to the anticipated repurchase of our Series A Preferred Stock and an increase of 13 basis points related to the Morgan Keegan Sale.

SELECTED FINANCIAL DATA

The following is selected financial data for Regions. The selected condensed consolidated financial data for each of the years ended December 31, 2011, 2010 and 2009 are derived from our audited consolidated financial statements. Our consolidated financial statements for each of the three fiscal years ended December 31, 2011, 2010 and 2009 were audited by Ernst & Young LLP, an independent registered public accounting firm. The summary below should be read in conjunction with our audited consolidated financial statements, and the related notes thereto, and the other detailed information contained in our 2011 Annual Report on Form 10-K. For more information, see the section entitled “Where You Can Find More Information.”

Consolidated Condensed Statements of Operations

	Year ended December 31
	2011	2010	2009
	($ amounts in millions, except per share data)
Total interest income	$4,252	$4,637	$5,277
Total interest expense	842	1,248	1,984

Net interest income	3,410	3,389	3,293
Provision for loan losses	1,530	2,863	3,541

Net interest income (loss) after provision for loan losses	1,880	526	(248)
Total non-interest income before securities gains, net	2,031	2,095	2,696
Securities gains, net	112	394	69
Total non-interest expense	3,862	3,859	3,785

Income (loss) from continuing operations before income taxes	161	(844)	(1,268)
Income tax benefit	(28)	(376)	(194)

Income (loss) from continued operations	189	(468)	(1,074)

Discontinued operations:
(Loss) income from discontinued operations before income taxes	(408)	(41)	66
Income tax (benefit) expense	(4)	30	23

Income (loss) from discontinued operations, net of tax	(404)	(71)	43

Net income (loss)	$(215)	$(539)	$(1,031)

Income (loss) from continuing operations available to common shareholders	$(25)	$(692)	$(1,304)

Net income (loss) available to common shareholders	$(429)	$(763)	$(1,261)

Weighted-average number of shares outstanding – basic	1,258	1,227	989
Weighted-average number of shares outstanding – diluted	1,258	1,227	989
Earnings (loss) per common share from continuing operations – basic	$(0.02)	$(0.56)	$(1.32)
Earnings (loss) per common share from continuing operations – diluted	(0.02)	(0.56)	(1.32)
Earnings (loss) per common share – basic	(0.34)	(0.62)	(1.27)
Earnings (loss) per common share – diluted	(0.34)	(0.62)	(1.27)
Cash dividends declared per common share	0.04	0.04	0.13

Consolidated Condensed Balance Sheets

	December 31
	2011	2010
	($ amounts in millions)
Assets
Cash and cash equivalents	$7,245	$6,919
Trading account assets	1,266	1,116
Securities available for sale	24,471	23,289
Loans held for sale	1,193	1,485
Loans, net of unearned income	77,594	82,864
Allowance for loan losses	(2,745)	(3,185)

Net loans	74,849	79,679
Other interest-earning assets	1,085	1,219
Goodwill	4,816	5,561
Mortgage servicing rights	182	267
Other identifiable intangible assets	449	385
Other assets	11,494	12,431

Total assets	$127,050	$132,351

Liabilities and Stockholders’ Equity
Deposits	$95,627	$94,614
Short-term borrowings	3,067	3,937
Long-term borrowings	8,110	13,190
Other liabilities	3,747	3,876

Total liabilities	110,551	115,617
Stockholders’ equity	16,499	16,734

Total liabilities and stockholders’ equity	$127,050	$132,351

Regulatory Capital Ratios

	Year ended December 31
	2011		2010
	Amount	Ratio	Amount	Ratio
Tier 1 common risk-based (non-GAAP) ratio (see reconciliation below):
Regions Financial Corporation	$7,782	8.51%	$7,457	7.85%
Tier 1 capital:
Regions Financial Corporation	$12,139	13.28%	$11,775	12.40%
Regions Bank	11,623	12.86	10,971	11.68
Total capital:
Regions Financial Corporation	$15,538	16.99%	$15,527	16.35%
Regions Bank	14,447	15.98	14,028	14.93
Leverage:
Regions Financial Corporation	$12,139	9.91%	$11,775	9.30%
Regions Bank	11,623	9.76	10,971	8.85

GAAP to non-GAAP Reconciliation

	For Years Ended December 31
	2011	2010
	($ amounts in millions)
Tier 1 common
Stockholders’ equity (GAAP)	$16,499	$16,734
Accumulated other comprehensive loss	69	260
Non-qualifying goodwill and intangibles	(4,900)	(5,706)
Disallowed deferred tax assets	(432)	(424)
Disallowed servicing assets	(35)	(27)
Qualifying non-controlling interests	92	92
Qualifying trust preferred securities	846	846

Tier 1 capital (regulatory)	12,139	11,775
Qualifying non-controlling interests	(92)	(92)
Qualifying trust preferred securities	(846)	(846)
Preferred stock	(3,419)	(3,380)

Tier 1 common equity (non-GAAP)	$7,782	$7,457

Risk-weighted assets (regulatory)	$91,449	$94,966
Tier 1 common risk-based (non-GAAP) ratio	8.51%	7.85%

PRICE RANGE OF SHARES OF COMMON STOCK AND DIVIDENDS DECLARED

Our Common Stock is currently listed on the NYSE under the symbol “RF”. As of February 29, 2012, there were 1,259,597,712 shares of Common Stock issued and outstanding. As of February 29, 2012, there were approximately 72,900 shareholders of record of our Common Stock. On March 13, 2012, the last reported sale price of our Common Stock on the NYSE was $5.78.

The following table provides the high and low intraday sales price per share of Common Stock during the periods indicated, as reported on Bloomberg, and cash dividends declared per share of Common Stock during such periods.

	Share Prices		Cash Dividends Declared Per Share of Common Stock*
	Low	High
2012:
First Quarter (through March 13, 2012)	$4.21	$6.08	$0.01

2011:
Fourth Quarter	$2.82	$4.46	$0.01
Third Quarter	$3.33	$6.53	$0.01
Second Quarter	$5.86	$7.45	$0.01
First Quarter	$6.79	$8.09	$0.01

2010:
Fourth Quarter	$5.12	$7.62	$0.01
Third Quarter	$6.12	$7.76	$0.01
Second Quarter	$6.55	$9.33	$0.01
First Quarter	$5.33	$8.05	$0.01

*	On January 14, 2012, our board of directors declared a quarterly cash dividend of $0.01 per share of Common Stock, payable on April 2, 2012 to stockholders of record as of March 16, 2012. The shares of Common Stock offered in this offering will be issued after the record date for this dividend, and accordingly purchasers of Common Stock in the offering will not be entitled to receive this dividend.

DIVIDEND POLICY

The amount of future dividends on our Common Stock will depend on earnings, financial condition, capital requirements and other factors, and will generally be determined by our board of directors on a quarterly basis. In the quarter ended June 30, 2009, we reduced the quarterly dividend on our Common Stock from $0.10 per share to $0.01 per share. We do not expect to increase our quarterly dividend above $0.01 per share for the foreseeable future.

Holders of our Common Stock are subject to the prior dividend rights of any holders of our preferred stock then outstanding. As of December 31, 2011, there were 3,500,000 shares of our Series A Preferred Stock issued and outstanding. Under the terms of the Series A Preferred Stock, as long as the Series A Preferred Stock is outstanding, Regions’ ability to declare and pay dividends on or redeem or repurchase certain equity securities, including Regions Common Stock, will be subject to restrictions in the event Regions fails to declare and pay (or set aside for payment) full dividends on the Series A Preferred Stock. In addition, the terms of our outstanding junior subordinated debt securities prohibit us from declaring or paying any dividends or distributions on our capital stock, including our Common Stock, or purchasing, acquiring, or making a liquidation payment on such stock, if we have given notice of our election to defer interest payments but the related deferral period has not yet commenced or a deferral period is continuing.

Dividend payments, as well as share repurchases, are also subject to the oversight of the Federal Reserve. Under a final rule issued by the Federal Reserve in November 2011, the dividend policies and share repurchases of a large bank holding company, such as Regions, will be reviewed by the Federal Reserve based on capital plans and stress tests as submitted by the bank holding company, and will be assessed against, among other things, the bank holding company’s ability to achieve the Basel III capital ratio requirements referred to above as they are phased in by U.S. regulators. Specifically, large bank holding companies, such as Regions, will be required to demonstrate how they will maintain a Tier 1 common risk-based ratio greater than 5%, under both expected and stressful circumstances.

DESCRIPTION OF CAPITAL STOCK

The following section is a summary and does not describe every right, term or condition of owning our capital stock. We urge you to read our restated certificate of incorporation, by-laws and the Delaware General Corporation Law (the “DGCL”) because they describe your rights as a holder of our Common Stock. Our restated certificate of incorporation and restated bylaws are incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC. See “Where You Can Find More Information”. The information in this prospectus supplement and in the accompanying prospectus is qualified in all respects by reference to the provisions of our restated certificate of incorporation, restated bylaws and the DGCL.

Common Stock

We may issue Common Stock in such amounts and proportion and for such consideration as may be fixed by our board of directors or a properly designated committee thereof. As of the date of this prospectus supplement, we are authorized to issue up to 3,000,000,000 shares of Common Stock. As of February 29, 2012, we had issued 1,301,872,710 shares of our Common Stock (including 42,274,999 shares held in treasury). As of December 31, 2011, 46,530,000 shares of Common Stock were reserved for issuance under stock compensation plans, 179,000 shares were reserved for issuance under deferred compensation plans and 48,253,677 shares of Common Stock were reserved for issuance to the Treasury Department under the warrant issued pursuant to the CPP.

Our Common Stock is traded on the NYSE under the symbol “RF”. The transfer agent and registrar for our Common Stock is Computershare Investor Services LLC.

General

Holders of our Common Stock are not entitled to preemptive or preferential rights. Our Common Stock has no redemption or sinking fund provisions applicable thereto. Our Common Stock does not have any conversion rights. The rights of holders of our Common Stock will be subject to, and may be adversely affected by, the rights of holders of our currently outstanding Series A Preferred Stock and any preferred stock that we may issue in the future.

We may issue authorized but unissued Common Stock in connection with several employee benefit and stock option and incentive plans maintained by us or our subsidiaries.

Our outstanding Common Stock is fully paid and non-assessable and Common Stock we issue in the future, when fully paid for, will be non-assessable.

Dividends

When, as and if dividends are declared by our board of directors out of funds legally available for their payment, the holders of our Common Stock are entitled to share equally, share for share, in such dividends. The payment of dividends on our Common Stock is subject to the prior payment of dividends on our preferred stock. See “Dividend Policy” on page S-19 of this prospectus supplement.

Liquidation

In the event of our voluntary or involuntary liquidation, dissolution, or winding up, the holders of our Common Stock are entitled to receive, on a share for share basis, any of our assets or funds available for distribution after we have paid in full all of our debts and distributions and the full liquidation preferences of our outstanding preferred stock.

Voting Rights

Subject to the rights, if any, of the holders of any series of preferred stock, holders of our Common Stock have exclusive voting rights and are entitled to one vote for each share of Common Stock on all matters voted upon by the shareholders, including election of directors. Holders of our Common Stock do not have the right to cumulate their voting power.

Certain Provisions That May Have an Anti-Takeover Effect

Our restated certificate of incorporation and restated by-laws, and certain portions of Delaware law, contain certain provisions that may have an anti-takeover effect.

Business Combination. In addition to any other vote required by law, our restated certificate of incorporation or agreement between us and any national securities exchange, the affirmative vote of the holders of at least 75% of the outstanding shares of our Common Stock entitled to vote in an election of the directors is required for any merger or consolidation with or into any other corporation, or any sale or lease of all or a substantial part of our assets to any other corporation, person or other entity, in each case if, on the record date for the vote thereon, such corporation, person or entity is the beneficial owner, directly or indirectly, of 5% or more of the outstanding shares of the corporation entitled to vote in an election of directors. This supermajority vote of the holders of the outstanding shares of the corporation does not apply where:

(1) our directors have approved a memorandum of understanding or other written agreement providing for the transaction prior to the time that such corporation, entity or person became a beneficial owner of more than 5% of our outstanding shares entitled to vote in an election of directors, or after such acquisition of 5% of our outstanding shares, if at least 75% of the directors approve the transaction prior to its consummation; or

(2) any merger or consolidation of the corporation with, or any sale or lease by the company or any subsidiary thereof of any assets of, or any sale or lease by the corporation or any subsidiary thereof of any of its assets to, any corporation of which a majority of the outstanding shares of all classes of stock entitled to vote in election of directors is owned of record or beneficially by the corporation and its subsidiaries.

Delaware Anti-Takeover Laws. We are subject to Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”). Section 203 prohibits us from engaging in any business combination (as defined in Section 203) with an “interested shareholder” for a period of three years subsequent to the date on which the shareholder became an interested shareholder unless:

•	prior to such date, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

•

upon completion of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of our outstanding voting stock (with certain exclusions); or

•

the business combination is approved by our board of directors and authorized by a vote (and not by written consent) of at least 66 2/3% of our outstanding voting stock not owned by the interested shareholder.

For purposes of Section 203, an “interested shareholder” is defined as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, based on voting power, and any entity or person affiliated with or controlling or controlled by such an entity or person.

A “business combination” includes mergers, asset sales and other transactions resulting in financial benefit to a shareholder. Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by shareholders.

Such provisions may have the effect of deterring hostile takeovers or delaying changes in control of management or us.

Blank Check Preferred Stock. Our authorized capital stock includes 10,000,000 authorized shares of preferred stock of which 3,500,000 shares have been issued as Series A Preferred Stock. The existence of authorized but unissued preferred stock may enable our board of directors to delay, defer or prevent a change in control of us by means of a merger, tender offer, proxy contest or otherwise. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of preferred stock with a liquidation preference could decrease the amount of earnings and assets available for distribution to holders of our Common Stock. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control. Our board of directors currently does not intend to seek shareholder approval prior to any issuance of preferred stock, unless otherwise required by law or any listing requirement adopted by a securities exchange on which our common stock is listed.

Special Meeting of Stockholders. Only our Chief Executive Officer, President, Secretary or directors by resolution, may call a special meeting of our stockholders.

Action of Stockholders Without a Meeting. Any action of our stockholders may be taken at a meeting only and may not be taken by written consent.

Amendment of Certificate of Incorporation. For us to amend our restated certificate of incorporation, Delaware law requires that our board of directors adopt a resolution setting forth any amendment, declare the advisability of the amendment and call a stockholders’ meeting to adopt the amendment. Generally, amendments to our restated certificate of incorporation require the affirmative vote of a majority of our outstanding stock. As described below, however, certain amendments to our amended and restated certificate of incorporation may require a supermajority vote.

The vote of the holders of not less than 75% of outstanding shares of our Common Stock entitled to vote in an election of directors, considered as a single class, is required to adopt any amendment to our restated certificate of incorporation that relates to the provisions of our amended and restated certificate of incorporation that govern the following matters:

•	the size of our board of directors and their terms of service;

•	the provisions regarding “business combinations”;

•	the ability of our stockholders to act by written consent;

•	the provisions indemnifying our officers, directors, employees and agents; and

•	the provisions setting forth the supermajority vote requirements for amending our restated certificate of incorporation.

The provisions described above may discourage attempts by others to acquire control of us without negotiation with our board of directors. This enhances our board of directors’ ability to attempt to promote the interests of all of our stockholders. However, to the extent that these provisions make us a less attractive takeover candidate, they may not always be in our best interests or in the best interests of our stockholders. None of these provisions is the result of any specific effort by a third party to accumulate our securities or to obtain control of us by means of merger, tender offer, solicitation in opposition to management or otherwise.

The ability of a third party to acquire us is also limited under applicable U.S. banking laws and regulations. The Bank Holding Company Act of 1956, as amended (the “BHC Act”), requires any bank holding company (as defined therein) to obtain the approval of the Federal Reserve prior to acquiring, directly or indirectly, more than 5% of our outstanding Common Stock. Any “company” (as defined in the BHC Act) other than a bank holding company would be required to obtain Federal Reserve approval before acquiring “control” of us. “Control” generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors or (iii) the ability otherwise to exercise a controlling influence over management and policies. A holder of 25% or more of our outstanding Common Stock, other than an individual, is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve’s regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of our outstanding Common Stock.

Preferred Stock

The following summary contains basic information about our preferred stock. As of the date of this prospectus supplement, we are authorized to issue up to 10,000,000 shares of preferred stock. Shares of preferred stock may be issued in one or more series from time to time by our board of directors, with such powers, preferences and rights as fixed by the board of directors. As of the date of this prospectus supplement, 3,500,000 shares of preferred stock are outstanding.

Series A Preferred Stock

For a more complete understanding of our Series A Preferred Stock, you should read the certificate of designation for the Series A Preferred Stock, which is incorporated by reference into our Annual Report on Form 10-K for the year ending December 31, 2011. See “Where You Can Find More Information”. Subject to consultation with our federal banking regulators and approval of the Treasury Department, we intend to repurchase all of the shares of our Series A Preferred Stock after the closing of this offering and the consummation of the Morgan Keegan Sale. The Series A Preferred Stock would each be repurchased at its $1,000 per share liquidation preference, plus accrued and unpaid dividends to the repurchase date of the Series A Preferred Stock. If we repurchase the Series A Preferred Stock, the shares will be retired and will be considered authorized but unissued shares.

On November 14, 2008, pursuant to the CPP, we issued to the Treasury Department 3,500,000 shares of our Series A Preferred Stock, having a liquidation amount per share equal to $1,000 for a total price of $3.5 billion. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. As long as the Series A Preferred Stock is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including our Common Stock, are prohibited until all accrued and unpaid dividends are paid on the Series A Preferred Stock, subject to certain limited exceptions.

The Series A Preferred Stock has no voting rights, except as provided below or as otherwise provided by applicable law. If and when dividends payable on the Series A Preferred Stock shall have not been declared and paid in full for at least six quarterly dividend periods, the authorized number of directors then constituting our board of directors will be increased by two and the holders of shares of Series A Preferred Stock, together with the holders of all other affected classes and series of stock, ranking on a parity with the Series A Preferred Stock as to payment of dividends and that have comparable voting rights, voting as a single class, shall be entitled to elect the two additional directors. These voting rights shall continue until all accrued and unpaid dividends through the relevant dividend period have been paid in full. So long as any shares of Series A Preferred Stock are outstanding, the vote or consent of the holders of at least 66 2/3% of the shares of Series A Preferred Stock shall be necessary for effecting or validating: (i) any amendment of our certificate of designations for the Series A Preferred Stock or our restated certificate of incorporation to authorize, or increase the authorized amount of, any shares of any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or distribution of assets on our liquidation; (ii) as well as any amendment, alteration or repeal of any provision of our restated certificate of incorporation or restated bylaws that would alter or change the voting powers, preferences, privileges or rights of the Series A Preferred Stock so as to affect them adversely;

or (iii) the consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or any merger or consolidation of us with or into any entity other than a corporation, or any merger or consolidation of us with or into any other corporation if we are not the surviving corporation in such merger or consolidation and if the Series A Preferred Stock is changed in such merger or consolidation into anything other than a class or series of preferred stock of the surviving or resulting corporation, or a corporation controlling such corporation, having voting powers, preferences, privileges, rights, limitations and restrictions that, taken as a whole, are materially less favorable to the holders thereof than those of the Series A Preferred Stock immediately prior to such merger or consolidation. The Series A Preferred Stock will provide no preemptive rights.

In connection with the issuance of our Series A Preferred Stock, we also issued a warrant for 48,253,677 shares of our Common Stock to the Treasury Department. If we elect to repurchase our Series A Preferred Stock, we will also have the right to repurchase the warrant at fair market value. If we elect to repurchase our Series A Preferred Stock but do not elect to repurchase the warrant, we will be required to issue a substitute warrant to the Treasury Department that the Treasury Department may exercise or transfer to a third party.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

This section summarizes the material United States federal income and estate tax consequences of the purchase, ownership and disposition of our Common Stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from Common Stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder (including non-U.S. holders that are subject to special treatment under the United States federal income tax laws, such as United States expatriates) and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the Common Stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Common Stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Common Stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of Common Stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of our Common Stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•

a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•

in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with Treasury Department regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of Common Stock unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•	you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•

we are or have been a United States real property holding corporation for United States federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition (or, if shorter, your holding period for the Common Stock), more than 5% of the Common Stock and you are not eligible for any treaty exemption.

“Effectively connected” gains are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

If you are an individual non-U.S. holder described in the second bullet point above, gains that you recognize will be subject to a flat 30% tax (unless reduced by an applicable treaty), and such gains generally may be offset by United States source capital losses, even though you are not considered a resident of the United States.

We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

A 30% withholding tax will be imposed on certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-United States persons that fail to comply with information reporting requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. Such payments will include United States -source dividends and the gross proceeds from the sale or other disposition of stock that can produce United States -source dividends. Under administrative guidance and proposed regulations, withholding would only be made to payments of dividends made on or after January 1, 2014, and to payments of gross proceeds from a sale or other disposition of our Common Stock made on or after January 1, 2015.

Federal Estate Taxes

Common Stock held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

In general (and except as described below), backup withholding and information reporting will not apply to a distribution of dividends on our Common Stock paid to you, or to the proceeds from the disposition of the Common Stock by you, in each case, if you certify under penalties of perjury that you are a non-United States person and the payor does not have actual knowledge or reason to know to the contrary. In general, if your Common Stock is not held through a qualified intermediary, the amount of dividends, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the Internal Revenue Service.

Any amounts withheld under the backup withholding rules will be allowed as a credit against your United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

CERTAIN ERISA CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Common Stock. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the U.S. Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition of the Common Stock by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we, the Agents or any of our respective affiliates is a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the Common Stock are acquired and held pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Common Stock. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of the Common Stock, provided that neither the issuer of the Common Stock nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any purchaser of the Common Stock or any interest therein will be deemed to have represented by its purchase of the Common Stock or any interest therein that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the Common Stock on behalf of or with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase of the Common Stock will not constitute a non-exempt prohibited transaction under ERISA or the Code or a similar violation under any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Common Stock on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs described above, or the potential consequences of any purchase under Similar Laws, as applicable. Purchasers of the Common Stock have exclusive responsibility for ensuring that their purchase of the Common Stock does not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any Common Stock to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

UNDERWRITING (CONFLICTS OF INTEREST)

Regions and the underwriters named below have entered into an underwriting agreement with respect to the shares of Common Stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities LLC, Barclays Capital Inc. and Deutsche Bank Securities Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities LLC.
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Morgan Keegan & Company, Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Regions.

Discounts and Commissions
Per Share	$
Total	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

In connection with the offering, the underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. The underwriters must close out any short position by purchasing shares in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Common Stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Common Stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Common Stock. As a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Regions has agreed with the underwriters not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement (the “lock-up period”), except with the prior written consent of the representatives; provided, that without the consent of representatives, Regions may take certain actions with respect to the warrant issued to Treasury Department. This agreement does not apply to any existing employee benefit plans or to the issuance of shares of Common Stock pursuant to the exercise of the warrant issued to the Treasury Department.

The executive officers (other than officers of Morgan Keegan) and directors of Regions have each agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives.

The underwriters intend to offer the Common Stock for sale primarily in the United States either directly or through affiliates or other dealers acting as selling agents. The underwriters may also offer the Common Stock for sale outside the United States either directly or through affiliates or other dealers acting as selling agents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by Regions of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to Regions; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Regions estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

Regions has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Goldman, Sachs & Co. is acting as our financial advisor in connection with the Morgan Keegan Sale.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

Our affiliate, Morgan Keegan & Company, Inc., is a member of FINRA and is participating in the distribution of our Common Stock. The distribution arrangements for this offering comply with the requirements of FINRA Rule 5121, regarding a FINRA member’s firm participation in the distribution of securities of an affiliate. Because the securities to be offered have a bona fide public market, pursuant to Rule 5121, the appointment of a qualified independent underwriter is not necessary. No FINRA member firm that has a conflict of interest under Rule 5121 may make sales in this offering to any discretionary account without the prior approval of the customer. Our affiliates, including Morgan Keegan & Company, Inc., may use this prospectus supplement and the accompanying prospectus in connection with offers and sales of our Common Stock in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to market prices at the time of sale.

VALIDITY OF THE SHARES

The validity of the shares of Common Stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Sullivan & Cromwell LLP regularly performs legal services for us and our affiliates.

EXPERTS

The consolidated financial statements of Regions Financial Corporation appearing in Regions Financial Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2011, and the effectiveness of Regions Financial Corporation’s internal control over financial reporting as of December 31, 2011, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing

PROSPECTUS

REGIONS FINANCIAL CORPORATION

Senior Debt Securities

Subordinated Debt Securities

Junior Subordinated Debt Securities

Preferred Stock

Depositary Shares

Common Stock

Warrants

Stock Purchase Contracts

Units

Guarantees

Regions Financing Trust IV

Regions Financing Trust V

Regions Financing Trust VI

Trust Preferred Securities

The securities listed above may be offered by us, or any of Regions Financing Trust IV, Regions Financing Trust V and Regions Financing Trust VI, as applicable, and/or may be offered and sold, from time to time, by one or more selling securityholders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. Our common stock is listed on The New York Stock Exchange and trades under the ticker symbol “RF.”

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

These securities will be our equity securities or unsecured obligations, or the equity securities of Regions Financing Trust IV, Regions Financing Trust V or Regions Financing Trust VI, and are not savings accounts, deposits or other obligations of any bank or savings association and will not be insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Prospectus dated February 24, 2010

Unless the context requires otherwise, references to (1) “we,” “us,” “our,” “Regions” or similar terms are to Regions Financial Corporation and its subsidiaries, and (2) the “trusts” are to Regions Financing Trust IV, Regions Financing Trust V and Regions Financing Trust VI, Delaware statutory trusts and the issuers of the trust preferred securities.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we and the trusts filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf registration statement, we may offer and sell from time to time any combination of senior debt securities, subordinated debt securities, junior subordinated debt securities, preferred stock, depositary shares, common stock, warrants, stock purchase contracts, units and guarantees of trust preferred securities issued by any of the trusts in one or more offerings up to an indeterminate total dollar amount. The debt securities, preferred stock, warrants, stock purchase contracts and units may be convertible into or exercisable or exchangeable for common or preferred stock or other securities issued by us or debt or equity securities issued by one or more other entities. The trusts may offer and sell, in one or more offerings, trust preferred securities representing undivided beneficial interests in the trusts, which may be guaranteed by Regions, to the public, and common securities representing undivided beneficial interest in the trusts to us.

We may use this prospectus in the initial sale of the securities listed above. In addition, Morgan Keegan & Company, Inc., or any of our other affiliates, may use this prospectus in a market-making transaction in any securities listed above or similar securities after their initial sale.

Each time we offer and sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.” We may also prepare free writing prospectuses that describe particular securities. Any free writing prospectus should also be read in connection with this prospectus and with any prospectus supplement referred to therein. For purposes of this prospectus, any reference to an applicable prospectus supplement may also refer to a free writing prospectus, unless the context otherwise requires.

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

The distribution of this prospectus and any applicable prospectus supplement and the offering of the securities in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus and any applicable prospectus supplement come should inform themselves about and observe any such restrictions. This prospectus and any applicable prospectus supplement do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call 212-656-5060.

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be

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read with the same care. When we update the information contained in documents that have been incorporated by reference, by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in all cases, if you are considering whether to rely on information contained in this prospectus or information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any additional documents we file with the SEC in the future under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) until our offering is completed (other than information in such additional documents that are deemed, under the Exchange Act, in accordance with the Exchange Act and SEC rules, not to have been filed):

•	Annual Report on Form 10-K for the year ended December 31, 2009;

•

Current Reports on Form 8-K filed on February 27, 2009, March 2, 2009, April 22, 2009, September 4, 2009, October 15, 2009, December 11, 2009, December 17, 2009, December 18, 2009 and February 22, 2010 (two filings);

•	Regions’ proxy statement for its 2009 annual meeting dated March 6, 2009; and

•

The description of our common stock contained in our current report on Form 8-K filed on July 1, 2004 with the SEC, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

Regions Financial Corporation

Investor Relations

1900 Fifth Avenue North,

Birmingham, Alabama 35203

(205) 326-5807

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. Neither we nor any underwriter or agent have authorized anyone else to provide you with additional or different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement or any document incorporated by reference is accurate as of any date other than the dates of the applicable documents.

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THE COMPANY

Regions Financial Corporation is a Delaware corporation and financial holding company headquartered in Birmingham, Alabama, which operates throughout the South, Midwest and Texas. Regions provides traditional commercial, retail and mortgage banking services, as well as other financial services in the fields of investment banking, asset management, trust, mutual funds, securities brokerage, insurance and other specialty financing. Additional information about us and our subsidiaries is included in the documents incorporated by reference in this prospectus under the heading “Where You Can Find More Information.”

Regions is a separate and distinct legal entity from our banking and other subsidiaries. A significant source of funds to pay dividends on our common and preferred stock and service our debt is dividends from our subsidiaries. Various federal and state statutes and regulations limit the amount of dividends that our banking and other subsidiaries may pay to us without regulatory approval.

Our principal executive offices are located at 1900 Fifth Avenue North, Birmingham, Alabama 35203, and our telephone number at that address is 205-326-5807.

CONSOLIDATED EARNINGS RATIOS

Our consolidated ratio of earnings (from continuing operations) to fixed charges and earnings (from continuing operations) to fixed charges and preferred stock dividends for each of the five fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 are as follows:

	Twelve Months Ended December 31,
	2009(1)	2008(1)	2007(1)	2006	2005
Ratio of Earnings to Fixed Charges (2)
Excluding interest on deposits	(0.52)	(4.59)	2.89	3.86	3.64
Including interest on deposits	0.42	(1.13)	1.54	1.84	1.89
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (2), (3)
Excluding interest on deposits	(0.40)	(4.48)	2.89	3.86	3.64
Including interest on deposits	0.38	(1.12)	1.54	1.84	1.89

(1)	For purposes of this computation, the recognized interest related to uncertain tax positions for the year ended December 31, 2009, 2008 and 2007 of approximately $5 million, $31 million and $82 million, respectively, was excluded.
(2)	Earnings as adjusted consists of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consists of interest and debt expense, amortization of deferred debt costs, and the estimated interest portion of rent expense. These ratios are presented both including and excluding interest on deposits.
(3)	Before 2008, there were no preferred shares outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges for the years ended December 31, 2007, 2006 and 2005.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities in the manner and for the purposes set forth in the applicable prospectus supplement.

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VALIDITY OF THE SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities will be passed upon for us by Carl L. Gorday, our Assistant General Counsel, or such other legal officer as we may designate from time to time, and Sullivan & Cromwell LLP, New York, New York. Mr. Gorday beneficially owns shares of our common stock and options to acquire additional shares of our common stock. Certain matters of Delaware law relating to the validity of the trust preferred securities will be passed upon for the trusts and us by Richards, Layton & Finger, P.A. Certain legal matters will be passed upon for any underwriters by the counsel to such underwriters specified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Regions Financial Corporation appearing in Regions Financial Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2009, and the effectiveness of Regions Financial Corporation’s internal control over financial reporting as of December 31, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

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            Shares

Common Stock

March     , 2012

Goldman, Sachs & Co.

J.P. Morgan

Barclays Capital

Deutsche Bank Securities

Morgan Keegan & Company, Inc.